Mitchell S. Nussbaum of Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct 212.407.4159 Main 212.407.4000 Fax 212.407.4990 mnussbaum@loeb.com

VIA IDEA

February 17, 2009

John Reynolds Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549 Mail Stop 3561

Re:	Pantheon Arizona Acquisition Corp. Form S-4 File No. 333-155579 Filed November 21, 2008

Dear Mr. Reynolds:

On behalf of our client, Pantheon Arizona Acquisition Corp., an Arizona corporation (the “Company”), we hereby provide responses to comments issued on December 18, 2008 regarding the Company’s Registration Statement on Form S-4 (the “Original S-4”) and addressed to Mr. Mark D. Chen (the “Staff’s Letter”). Contemporaneous with this submission we are filing a complete copy of an amended Registration Statement on Form S-4 for the Company (the “Amended S-4”) through the Commission’s Interactive Data Electronic Applications system (“IDEA”) reflecting the responses of the Company below.

By Federal Express, the Company is furnishing the Commission’s staff (the “Staff”) with three marked courtesy copies of the Amended S-4.

In order to facilitate your review of the Amended S-4, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the marked copy of Amended S-4.

John Reynolds February 17, 2009 Page 2

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Comment and Response

General

1.
We note that Section 13.4 of the Merger Agreement contemplates amending Pantheon Cayman’s articles of association to increase its authorized share capital, and that this increase is necessary to consummate the proposed acquisition. Please revise the letter to shareholders, and where appropriate, to unbundled the increase in authorized shares as a separately identified proposal along with the four existing proposals, or advise.

COMPANY RESPONSE:  Pantheon intends to amend the charter of Pantheon Arizona prior to the special meeting of its stockholders.  Disclosure to this effect has been added to the letter to shareholders and on pages 3, 39, 50, 60 and 158 of the Amended S-4.

2.
With respect to separate proposals, we note the reference to possible changes to Pantheon Cayman’s articles of incorporation that would have anti-takeover effects. With a view to disclosure, advise us of the anticipated changes. We may have further comment.

COMPANY RESPONSE:  The possible changes to Pantheon Cayman’s articles of incorporation that would have anti-takeover effects were disclosed on page 40 of the Original Form S-4. In response to the Staff’s comment, disclosure to this effect has also been added on page 65 of the Amended S-4.

3.
Please revise to update your document where appropriate to disclose the results of Pantheon China’s Extension Amendment vote, including any depletion to its trust account balance resulting from shareholder conversions.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made throughout the Amended S-4 to reflect the Extension Amendment, and in particular to the letter to shareholders and on pages 1, 11, 51, 85 and 141 of the Amended S-4.

4.
Also, please revise where appropriate to disclose, if true, that if the business combination with CCBS is not consummated, Pantheon China will liquidate rather than seeking a different business combination, as discussed in Pantheon China’s proxy filed December 4, 2008.

John Reynolds February 17, 2009 Page 3

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on pages iii, 1, 32, 51 and 141 of the Amended S-4.

5.
With a view to clarification in the Calculation of Registration Fee Table, please advise us of the outstanding securities that will be exchanged for other securities, as compared to Pantheon’s equity that will be issued to the target as part of the consideration.

COMPANY RESPONSE:  The outstanding securities of Pantheon will all be converted by operation of law (or pursuant to the relevant agreements or instruments constituting such securities) into securities of Pantheon Arizona in the merger of Pantheon into Pantheon Arizona, which will then be converted into like securities of Pantheon Cayman in the continuance of Pantheon Arizona to the Cayman Islands.  Pantheon Arizona has therefore registered the offering of its “mirror securities” pursuant to the Registration Statement as it believes Rule 145 requires the registration of the offering of such securities to the current holders of all of Pantheon’s outstanding securities.  On the other hand, the current holders of CCBS’s outstanding shares who will be receiving shares of Pantheon Cayman upon the closing of the Business Combination have already agreed to sell their shares for such consideration and have voted in favor of the transaction, precluding the use of Form S-4 to register the offering of such shares to them.  As a result, the issuance of shares of Pantheon Cayman to such shareholders is being consummated on a private placement or offshore basis, pursuant to Section 4(2) of, or in accordance with Regulation S promulgated under, the Securities Act of 1933, as amended, as appropriate.

6.
Please revise your proxy statement/prospectus to update for the stock purchase agreements and put and call option agreements. Please briefly disclose the background and negotiations for these agreements, including the party or parties who originally considered the agreements and negotiated their terms. Please identify the sellers in the stock purchase agreement and briefly describe the transactions, the party or parties who initiated communication, and the terms of the various purchases to the extent there were multiple prices or a price other than the market price at the time of the purchases. If the agreements are meant to provide a certain return on investment for certain parties, please identify such terms and parties.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made to the letter to shareholders and on pages 1, 32, 51 and 141 of the Amended S-4.

John Reynolds February 17, 2009 Page 4

Cover Page

7.	Please revise the introductory paragraphs to quantify the total value of the proposed consideration Pantheon will pay for CCBS, including the earn outs and stock option scheme.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made to the letter to shareholders and on pages 3, 50 and 60 of the Amended S-4.  The Company respectfully submits that any warrants that may be issued pursuant to the earn-out provisions of the acquisition agreement are compensation for management achieving certain performance thresholds, and not part of the consideration being paid to the selling shareholders.  In this regard, the Company notes that only senior management of CCBS as of the times such performance thresholds are achieved will be eligible for such warrants and no stockholder of CCBS is currently a member of senior management.  The Company has included a statement that “it is expected that the earn-out will result in the recognition of share-based compensation expense upon grant,” in the changes made on pages 3, 50 and 60 of the Amended S-4.  In addition, with respect to the option scheme to be adopted by Pantheon Cayman, the Company believes that the conversion of the outstanding stock options of CSC into options to purchase shares of Pantheon Cayman is even more clearly not consideration to the selling shareholders, since it only “benefits” those members of management who hold the stock options of CSC prior to the business combination and essentially only leaves them in the same economic position following the business combination with respect to such options as they were prior to it.

8.
In this regard, we note the reference on page 150 to an implied market value of approximately $58 million as of August 2006. Please revise to disclose that the proposed transaction would value the CCBS at several times the value implied by a 2006 transaction.

COMPANY RESPONSE:  Pantheon believes that highlighting an outdated implied valuation (one derived prior to intervening financing rounds) and comparing it to the current valuation for CCBS is misleading to shareholders and may suggest an implied growth rate for the business that may not be sustainable or even grounded in accepted valuation practices, as the historical subscription amounts were not determined based on an accepted enterprise valuation, but vice versa.  Further, CCBS has grown into a new market since August 2006 through its acquisition of Nuoya and partly as a result thereof, its operating results in fiscal years 2007 and 2008 are not comparable to the historical operating results at the time shareholders made their investment decisions in the 2006 transaction. In addition, the Pantheon has performed a detailed analysis of the enterprise valuation attributed to the target business and its fairness, all as described on pages 54 through 57 of the Amended S-4, and which indicate that the acquisition valuation represents an approximate 30-32% discount to fair valuation using both comparable company and discounted cash flow methodologies.  Pantheon does not believe that highlighting the amounts at which private investors previously subscribed for shares several years earlier provides meaningful incremental disclosure or assists the Pantheon shareholders in assessing the merits of the proposed Business Combination.

John Reynolds February 17, 2009 Page 5

9.	Please revise to eliminate extensive and detailed discussion of the target company’s operations and regulatory environment. We note that it is repeated in the summary and business sections.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made to the letter to shareholders included in the Amended S-4.

10.	Please provide the appropriate incorporation by reference language from Item 2(1) of Form S-4, or advise.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made to the letter to shareholders included in the Amended S-4.

Notice of Special Meeting of Pantheon China Acquisition Corp. Stockholders

11.
In your description of the redomestication, you state that Pantheon Cayman will change its name to China Cord Blood Services Holdings Corporation following the conversion of Pantheon Arizona to Pantheon Cayman. But on page three and elsewhere you state that the name change will occur “upon consummation of the business combination” with CCBS. Please reconcile these statements where appropriate.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made to the Notice of Special Meeting and on pages 3, 44, 50, 60 and 65 of the Amended S-4.

Summary, page 1

General

12.
In the Summary please include a brief statement comparing the percentage of outstanding shares entitled to vote held by directors, executive officers and their affiliates and the vote required for approval of the transaction.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 7 of the Amended S-4.

13.
Also, please provide in the Summary a statement about whether or not your shareholders have dissenters’ rights of appraisal, and include a cross-reference to the discussion of dissenters’ rights in your prospectus.

John Reynolds February 17, 2009 Page 6

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 7 of the Amended S-4.

The Acquisition and the Acquisition Agreement, page 3

The Parties, page 1

14.	Please revise to indicate whether Golden Meditech is CCBS’s parent.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 2 of the Amended S-4 to further clarify the relationship between Golden Meditech and CCBS.

Business Combination with CCBS; Acquisition Consideration, page 3

15.	Please disclose here the number of shares Pantheon will issue if only 94% of the CCBS shareholders enter the merger agreement.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 3 of the Amended S-4.

16.
Please disclose the ownership percentage that Pantheon’s current shareholders will have in the combined company. Additionally, please clarify here the ownership percentage that Golden Meditech and the holders of CCBS’s equity will have in the surviving company. For example, we note the statement on page three that Pantheon Cayman will own approximately 94% of CCBS, the statement on page 10 that the CCBS shareholders will own a majority of the voting interests of Pantheon, and the statement on page 36 that Golden Meditech will own 44.8% of Pantheon. Please clarify.

COMPANY RESPONSE:  The Company respectfully submits that, assuming it will only acquire 93.94% interest in CCBS in the business combination, Golden Meditech and the other Selling Shareholders of CCBS will own approximately 48.1% and 90.0% of the combined company, respectively. Changes in response to the Staff’s comment have also been made on pages 3, 50 and 60 of the Amended S-4.

17.	In this regard, consider providing a diagram illustrating the corporate structure of the company before and after the business combination.

COMPANY RESPONSE:  In response to the Staff’s comment, the Company has inserted a diagram on page 4 of the Amended S-4 illustrating the corporate structure of the Company before and after the business combination.

John Reynolds February 17, 2009 Page 7

18.
We note the disclosure on page 79 that Pantheon may become a subsidiary of Golden Meditech, and that this may occur partially due to Golden Meditech’s purchase of additional common shares of Pantheon. Please revise to briefly describe the transactions, agreements, or arrangements that are anticipated to cover the purchases and restructuring. In addition, please briefly describe the factors that will determine whether or not Pantheon may become a subsidiary. We may have further comment.

COMPANY RESPONSE:  The Company respectfully submits that Pantheon Cayman is not expected to become a subsidiary of Golden Meditech. Pursuant to the Acquisition Agreement, Golden Meditech will receive shares representing not more than 49% of Pantheon Cayman as a result of the business combination and will not have additional rights in Pantheon Cayman that would otherwise require the treatment of Pantheon Cayman as a subsidiary under the relevant accounting or legal standards. Although under the Acquisition Agreement, Golden Meditech has an obligation to purchase ordinary shares of Pantheon from the market to facilitate the successful completion of the business combination, Golden Meditech currently does not anticipate such purchases are necessary based on the facts available. A statement to this effect has been inserted on page 3 of the Amended S-4.

CCBS Summary Financial Information, page 8

19.
We note your disclosure on page 9 that the selling shareholders have conditionally waived their redemption rights with respect to CCBS’s redeemable shares. Please disclose whether these agreements are oral or written. If they are written, please file them as exhibits to your Form S-4.

COMPANY RESPONSE:  In response to the Staff’s comment, the Company advises the Staff that CCBS did not receive a formal written waiver from its selling shareholders; however, such selling shareholders did enter into written resolutions on this matter acknowledging that they have conditionally waived their redemption rights with respect to CCBS’s redeemable shares through September 30, 2009.  The Company also believes that the execution of the Acquisition Agreement by CCBS’s selling shareholders constitutes a waiver by such selling shareholders of their redemption rights with respect to any redeemable ordinary shares of CCBS that they may hold.  By entering into the Acquisition Agreement, the selling shareholders have irrevocably agreed to exchange all the redeemable ordinary shares of CCBS held by them, if any, into ordinary shares of Pantheon Cayman upon the successful completion of the business combination. This contractual provision effectively removes their redemption rights in respect of such shares following the successful completion of the business combination. The Acquisition Agreement has been filed as Appendix A to the Amended Form S-4.

John Reynolds February 17, 2009 Page 8

Comparative Per Share Information, page 12

20.
Please revise to present basic and diluted income (loss) per share for CCBS and Pantheon China and pro forma income (loss) for the combined entity for each of the three most recent fiscal years and subsequent interim periods. Refer to the instructions to paragraph (e) and (f) of Item 3 of Form S-4. Although this transaction is not a pooling, the pooling guidance continues to apply to reverse acquisitions involving a shell company and an operating company.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 13 of the Amended S-4.

21.
It appears that your disclosure of income per share for CCBS for the three months ended June 30, 2008 of $.01 does not agree to F-65 of the June 30, 2008 financial statements which present a net loss per share of $(.02). Please reconcile.

COMPANY RESPONSE:  The basic loss per share for CCBS for the six months ended September 30, 2008 was $0.02. The Company respectfully submits that the same loss per share figure can be found on page F-75 of the Amended S-4.

22.
Please provide us with your calculations of historical book value per common share for Pantheon China as of December 31, 2007 and September 30, 2008. It is unclear how you determined these figures based on the amounts presented in your financial statements.

COMPANY RESPONSE:  The historical book value per share is calculated by dividing the sum of common stock subject to conversion and stockholders equity by common stock outstanding at the end of each period (7,000,000 shares).  The book value per share amounts have been revised on page 13.

23.
Footnote five states that redeemable shares are not included in the calculation of historical book value per common share for CCBS as of March 31, 2008 and June 30, 2008. However, it appears that the redeemable shares are included in these calculations. Please revise your footnote or advise.

COMPANY RESPONSE:  Redeemable shares are not included in the calculation of book value per common share. The Company respectfully submits that the book value per common share for CCBS as of March 31, 2008 and September 30, 2008 were $0.19 and $0.17, respectively. Updates have been made on page 13 of the Amended S-4 to reflect the new financial figures.

John Reynolds February 17, 2009 Page 9

24.
Based on the pro forma financial statements presented per page 85 of your filing, it appears that pro forma book value per share assuming maximum approval is $1.66 (i.e. calculated as $101,870,267 / 61,345,104 shares) and pro forma book value per share assuming minimum approval is $1.58 (i.e. calculated as $95,016,843 / 60,195,679 shares). Please revise or advise.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 13.

Risk Factors, page 13

25.
Please revise your risk factors to eliminate unnecessarily detailed and lengthy disclosure of risks. For example, see the risk factors, some of which extend beyond several paragraphs and multiple pages, on pages 16, 23, 25, 30, 31, and 39.

COMPANY RESPONSE:  In response to the Staff’s comment, the Company has revised the risk factors section to streamline the disclosure of risks.

26.	Also, please revise to reduce discussion of generic risks and consolidate risks discussing similar subject matter. For example, it appears that the risks on pages 24 and 32 cover the same issue.

COMPANY RESPONSE:  In response to the Staff’s comment, the Company has revised and consolidated the discussion on generic risks and other similar risks factors.

27.	In the first risk factor on page 16, please identify the region where CCBS has expressed an interest in constructing a cord blood bank.

COMPANY RESPONSE:  In response to the Staff’s comment, the Company respectfully advises the Staff that CCBS is still in an exploration stage and has neither identified any specific locations nor expressed any written interest in constructing a cord blood bank. Changes in response to the Staff’s comment have been made on page 18 of the Amended S-4.

28.	In the first risk factor on page 17, please clarify if CCBS currently faces competition from unlicensed competitors in the regions where it holds licenses.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 18 of the Amended S-4.

29.
In the last risk factor on page 19, please revise to explain in plain language and quantitative terms what the approximate progression of revenues would have been without the changes to contracts and related accounting.

John Reynolds February 17, 2009 Page 10

COMPANY RESPONSE:  The Company respectfully submits that, in the absence of a change in contract terms and the related accounting treatments, for the year ended March 31, 2008, the increase in processing fees recognized would have substantially correlated with the increase in storage fees recognized, and both of which would have been reflective of the increase in the number of new subscribers sign-up. Additional disclosure to this effect has been made on page 20 of the Amended S-4 in response to the Staff’s comment. It would be, however, difficult to quantify the effects of such changes on selected line items of CCBS's income statement in the absence of a quantitative model constructed using a range of parameters and multiple assumptions. The Company respectfully submits that it would be confusing to disclose all the assumptions behind the quantitative model and its various outcomes derived from the application of different parameters.

30.	Please revise the first risk factor on page 34 to describe how the status as a Cayman company would affect the risk, if material.

COMPANY RESPONSE:  The Company respectfully submits that the two risk factors concerning investor protections in Cayman Islands and enforceability of judgments in Cayman Islands, which appear on page 36 of the Amended S-4, are sufficient for purposes of describing the risk arising from Pantheon Cayman’s status as a Cayman company.

31.	In the second risk factor on page 35, please quantify the approximate financial interest of the officers and directors that would be forfeited if the transaction is not approved.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 33 of the Amended S-4.

32.	In the first risk factor on page 36, please disclose the percentage of outstanding shares of the combined company that Golden Meditech will own if Pantheon only acquires 94% of CCBS’s shares.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 34 of the Amended S-4.

33.	Please revise the second risk factor on page 40 to identify examples of the conditions that the company believes would not be deemed material.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 38 of the Amended S-4.

John Reynolds February 17, 2009 Page 11

The Business Combination Proposal, page 51

Background of Transaction, page 52

34.
We note your disclosure that potential targets must have a fair market value of at “least 80% of our net assets at the time of the business combination.” Please revise, here and where appropriate, taking account of Pantheon China’s statement on page 4 of its proxy filed December 4, 2008, that “the board of directors will make a determination of whether the 80% Test is satisfied without taking into consideration any conversions made in connection with the Extension Amendment.”

COMPANY RESPONSE:  Changes made in response to the Staff’s comment include changes to pages 51 and 57 of the Amended S-4 which clarify that satisfaction of the 80% Test is without taking into consideration the conversions made in connection with the Extension Amendment.

Background of Discussion with CCBS, page 54

35.	Please disclose who initiated the discussion between Mr. Kam and Mr. Chen.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 53 of  the Amended S-4.

36.
We note your statement that “Mr. Kam explained the rationale from Golden Meditech’s standpoint.” Please disclose this rationale. In this regard, please disclose where appropriate the reasons that CCBS and Golden Meditech are engaging in the transaction with Pantheon. Refer to Form S-4 Item 4 paragraph (a)(2).

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 53 of  the Amended S-4.

37.
When you discuss the different proposals made during the negotiations, please disclose them qualitatively and quantitatively. For example, please disclose the “basic term structure” Mr. Chen provided Golden Meditech on July 14, the “summary of basic terms”  Pantheon submitted on August 30, and the counteroffer from CCBS on September 2. Please revise.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 53 of the Amended S-4.

38.
In this regard, it is unclear what the offers and negotiated terms were and how they evolved from the “initial offer” referenced in the first paragraph on page 54, “basic terms,” “counteroffer,” and “essential deal terms” referenced in the second paragraph on page 54, and “business and legal terms” in the second to last paragraph on page 54. Please revise accordingly.

John Reynolds February 17, 2009 Page 12

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 53 of the Amended S-4 to provide greater clarification.

Pantheon Board of Directors Reasons for the Approval of the Acquisition, page 55

39.
We note your disclosure of favorable factors that the board considered regarding the proposed transaction. Please also disclose any negative factors that the board considered. We note as non-exclusive examples of potential negative considerations, the risk factors on pages 23, 29, and the first risk factor on page 35.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 54 of the Amended S-4.

Other Factors, page 56

Comparable Companies Analysis, page 56

40.
Please revise the discussion of this and the DCF analysis to disclose the data underlying the results and to show how that information resulted in the multiples/values disclosed. It is unclear how you arrived at the $498.3 million and $515.9 million valuations. For example, disclose (i) the meaning and assumptions underlying “P/E, basic 2007 or 3/08A” and similar columns on page 56, (ii) the reason for adding $30.3 million to the pre-merger valuation, (iii) the basis for choosing the 5% and 12% discounts in the DCF analysis, and (iv) CCBS’s projected results that were used in the DCF analysis, including the projected revenues referenced in the bullet points on page 57.

COMPANY RESPONSE:  The Company has considered the Staff’s request to disclose the data underlying the results of the board’s valuation analysis, and has inserted additional information to address the Staff’s concern. The Company respectfully submits that the amended disclosure should contain sufficient details for the readers. With respect to (i), the Company does not believe that the reader would derive any significant benefit from reviewing, for example, the division of the average price per share of Natus Medical during the two months discussed by the actual earnings of that company for 2007 rather than simply note the result of 52.2x in the table.  The average of these multiples and their application to the actual and estimated financials results of CCBS is straightforwardly presented in the Amended S-4.  With respect to (ii), the reason that the Company added $30.3M to the pre-merger enterprise valuation of CCBS is because  $30.3M is the amount of cash that CCBS has and the Company believes that the enterprise valuation of CCDS consists of both the value of its business and the value of its cash.  With respect to (iii), the use of the weighted average cost of capital method of choosing the appropriate discount rate to perform the valuation (and the related Ibbotson build-up method) is fully disclosed to the reader as are the projected CCBS revenue growth, including the inception and terminal years figures and associated CAGR. The Company selected the 5% discount because it believed that 5% was a reasonable estimate based on its analysis of such factors as the nature of the cord blood business, potential Chinese population growth, and inflation rate on the long run. The Company selected the 12% discount based on its review of valuation analyses contained in other equity research reports published by several sell-side research firms on a basket of companies that have similar risk profiles as CCBS. With respect to (iv), changes in response to the Staff’s comment have been made on page 55 of the Amended S-4

John Reynolds February 17, 2009 Page 13

41.	Please disclose whether the earnings information obtained from UBS and Credit Suisse is publicly available.

COMPANY RESPONSE:  The Company believes the earnings information referenced is publicly available and disclosure to this effect has been made on page 56 of the Amended S-4.

42.	With a view to disclosure, please advise us as to why you did not include any other cord blood banks in your Comparable Companies Analysis.

COMPANY RESPONSE:  The Company does not believe that there are any cord blood banks with a comparable corporate structure that would provide meaningful incremental data to the Comparable Companies Analysis.  Disclosure to this effect has been made on page 56 of the Amended S-4.

43.
We note your statement that your Analysis did not take into consideration “the premium that CCBS deserves for being a monopoly player” in the markets where it holds licenses. With a view to disclosure, please advise us of the premium you believe being a monopoly player provides.

COMPANY RESPONSE:  While there may not be a quantifiable “premium” that may be placed on a company that is an exclusive operator in a particular market segment or geography, the Company strongly believes that the ability of an exclusive operator to monitor market developments, sustain strong margins and otherwise enjoy a strategic advantage will translate into a higher valued enterprise than one which is subject to the challenges of a highly competitive market.

44.
We note the statement that you did not obtain a fairness opinion. With a view to disclosure, please advise us of any person or entity that assisted you with compiling the market information, terminal cash flow figures, multiples, and other figures and assumptions used in the valuations.

John Reynolds February 17, 2009 Page 14

COMPANY RESPONSE:  The board of the Company did not receive any outside assistance in compiling the figures and information used in the valuations described in the Amended S-4.

Certain U.S. Federal Income Tax Consequences, page 59

45.
Please revise here and the disclosure beginning on page 165 to disclose the counsel or accountant that provided the tax opinion and file a copy pursuant to Item 601(b)(8). In this regard, we note the statement that the merger “should qualify” as a nontaxable reorganization under applicable U.S. federal income tax principles, the conversion “should qualify” as a nontaxable reorganization under applicable U.S. federal income tax principles, and the share exchange “should not” result in any gain or loss for U.S. federal income tax purposes. You should unequivocally state what the tax consequences will be, not what they should be. If doubt exists, you should explain the reasons for the doubt, the degree of uncertainty and the possible outcomes and provide appropriate risk factors.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 169 of the Amended S-4.  We have also provided a draft tax opinion.  The final tax opinion will be attached as Exhibit 8.1 once the Form S-4 is finalized.  In addition, we have added a risk factor on page 41 in accordance with the Staff’s comment.

The Acquisition Agreement, page 61

46.
Please remove the statement that this summary is qualified by reference to the complete text of the Acquisition Agreement. If any part of the description is materially incomplete or inaccurate, please revise accordingly.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 60 of the Amended S-4.

The Redomestication Proposal, page 66

47.	Please further clarify your belief that potential target acquisitions may view being a shareholder in a Cayman Islands company more favorably than being a shareholder in a U.S. company.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 65 of the Amended S-4.

John Reynolds February 17, 2009 Page 15

Selected Financial Data of CCBS, page 83

48.
Please revise to provide selected financial data for the last five fiscal years for CCBS and its predecessors and revise the head note to this table to disclose the source of this data. Refer to paragraph (d) of Item 3 of Form S-4.

COMPANY RESPONSE:  In response to the Staff’s comment, the Company respectfully represents that it is unable to provide selected financial data in relation to CCBS for the fiscal years ended March 31, 2003 and 2004 without unreasonable efforts or expenses. Jiachenhong, a subsidiary of CCBS, did not maintain complete, accurate and reliable financial information prior to its acquisition by Golden Meditech in September 2003. Consequently, CCBS does not possess complete and reliable financial information until the first full fiscal year commencing after September 2003, which is the fiscal year ended March 31, 2005. . Additional disclosure has been made on page 83 which includes the selected financial data for the fiscal year ended March 31, 2005.

Unaudited Pro Forma Consolidated Financial Statements, page 85

Unaudited Pro Forma Condensed Balance Sheet, page 87

49.
Pursuant to paragraph 26 of Appendix A of SFAS 160, it appears that the non-controlling interest in the pro forma balance sheet of the combined entity should be presented as a separate component of equity rather than as a minority interest. Please revise.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 86 of the Amended S-4.

Unaudited Pro Forma Condensed Statements of 0perations

Fiscal Year Ended December 31, 2007, page 88

50.
It appears that the December 31, 2007 pro forma statement of operations was prepared based on the statement of operations for Pantheon China for the fiscal year ended December 31, 2007 and the statement of operations for CCBS for the fiscal year ended March 31, 2008. However, this does not appear to be consistent with your disclosure per page 85 which indicates that CCBS’ operating results for the year ended December 31, 2007 were derived to prepare the pro forma statement of operations. Please revise.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 87 of the Amended S-4.

51.
Pursuant to paragraph 38(a) of Appendix A of SFAS 160, it appears that the portion of net income attributable to the parent entity should be presented separately on the face of the pro forma statement of operations from the portion of net income attributable to the non-controlling interest. Please revise.

John Reynolds February 17, 2009 Page 16

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 87 of the Amended S-4.

Unaudited Pro Forma Adjustments, page 90

52.	Please show us how you calculated the adjustment to weighted average shares related to the 100,000 outstanding CCBS stock options presented in entry (g).

COMPANY RESPONSE:  The formula to calculate the number of Pantheon ordinary shares of common stock that the 100,000 options are to be converted into is as follow:

Number of Pantheon ordinary shares to be issued = Number of CCBS stock options  x  CCBS Share Price ÷ Pantheon stock price.

Number of CCBS stock option = 10,000,000

CCBS Share Price = $350,000,000 ÷ 161,898,000

Pantheon stock price = $350,000,000 ÷ 57,851,240

Management’s Discussion and Analysis and Results of Operations of CCBS, page 91

Three Months Ended June 30 2008 Compared to June 30 2007, page 105

53.
Please revise to discuss the effect of fixed costs compared to variable costs within the direct costs line item and explain the correlation between variable costs incurred and the related sources of revenue.

COMPANY RESPONSE:  In response to the Staff’s comment, additional discussion on the effect of fixed costs compared to variable costs have been made on page 105 of the Amended S-4.

54.
Please revise your discussion of selling and marketing expenses to more fully quantify the causes of this variance from the prior period. Your revised disclosure should explain the increased sales and marketing efforts which contributed to the increase in your subscriber base as noted in your analysis of revenues.

COMPANY RESPONSE:  In response to the Staff’s comment, additional discussion on the effect of increased sales and marketing efforts on the number of new subscriber sign-ups have been made on page 105 of the Amended S-4.

John Reynolds February 17, 2009 Page 17

Liquidity and Capital Resources, page 113

55.
Please revise to include an analysis of recent economic trends and the effect that you expect them to have on your operations and liquidity. Your revised disclosure should also discuss whether you expect your capital resource position to improve or deteriorate and any plans you have to address potential capital shortfalls.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 113 of the Amended S-4 to provide an analysis of recent economic trends and the effects of such trends on CCBS’s operations and its capital resource position.

Cash Flows Provided by Operating, Activities, page 114

56.
We note that you have presented net income before impairment loss on available-for-sale equity securities which appears to be a non-GAAP measure.  Please revise to remove such measure and separately quantify net income and the impairment loss on available-for-sale equity securities or tell us why such presentation is appropriate.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 114 of the Amended S-4.

57.
Please revise to quantify the increase in accounts receivable due from new subscribers and provide a context for an investor to understand the portion of the increase related to current and non-current receivables and the expected timing for realization of these amounts.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 114 of the Amended S-4 to provide more information regarding the account receivables.

The Cord Blood Banking Industry, page 121

58.	Please disclose whether the information attributed to Frost & Sullivan is publicly available for no or nominal fee.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 121 of the Amended S-4 to disclose the availability of the information attributed to Frost & Sullivan.

59.	In your discussion of global and Chinese penetration rates, please disclose the penetration rate for Guangdong.

John Reynolds February 17, 2009 Page 18

COMPANY RESPONSE:  In response to the Staff’s comment, the Company respectfully submits that the Frost & Sullivan data were dated December 31, 2006, while CCBS’s operation in Guangdong did not commence until May 2007. Therefore, the Company respectfully submits that it would be inaccurate to compute a penetration rate for Guangdong using 2007 or 2008 operating data of Nuoya and 2006 Frost & Sullivan data.

Directors, Executive Officers, Executive Compensation and Corporate Governance, page 142

Directors and Executive Officers after the Business Combination, page 144

60.
With respect to CCBS. Pantheon, and each person who will serve as a director or executive officer after the business combination, please disclose the information required by Item 402 of Regulation S-K. Refer to Form S-4 Item 18(a)(7)(ii) and Interpretive Response 217.12 of the Compliance and Disclosure Interpretations for Regulation S-K, available July 3, 2008.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on pages 146 to 149 of the Amended S-4.

Security Ownership of Certain Beneficial Owners and Management, page 146

61.	Please revise this section, as appropriate, to take into account the option agreements entered into by institutional investors as disclosed in Pantheon China’s Form 8-K filed December 11, 2008.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on pages 150 and 151 of the Amended S-4.

62.	Please provide the names of the natural persons who have ultimate voting or dispositive control of shares attributable to the non-public institutions named as beneficial owners of your shares.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on pages 150 and 151 of the Amended S-4.

Certain Transactions, page 149

63.	Please disclose the out-of-pocket business expenses incurred to date by initial stockholders, officers, directors and special advisors and affiliates that will be reimbursed by Pantheon China.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 153 of the Amended S-4

John Reynolds February 17, 2009 Page 19

Comparison of Pantheon and Pantheon Cayman Stockholder Rights, page 155.

64.
Please clarify, where appropriate, what “Pantheon Cayman” refers to here and where appropriate. It is unclear whether you are discussing stockholder rights at the time between the proposed redomestication and proposed business combination, or after the merger with CCBS.

COMPANY RESPONSE:  Pantheon respectfully submits that if additional descriptions of the constituent corporations and relevant statutory conversions were added to this section, it believes that the disclosure will become less clear rather than more.  Pantheon has taken the approach of describing in one succinct location the transition from Delaware to the Cayman Islands and has accordingly minimized to greatest extent possible mentions of “Pantheon Arizona” and the different merger and continuance procedures.  The section in question, therefore, takes a “before and after” approach to the rights of the Pantheon stockholder and Pantheon again does not believe that it will provide clarification to further delineate the rights of such stockholders into a “post-Redomestication/pre-Business Combination” and “post-Business Combination” discussion, particularly since there are no relevant differences which arise under the laws of the Cayman Islands.

Material U.S. Federal Income Tax Consequences, page 165

65.	Please revise the disclosure in this section to specifically indicate the opinion of counsel for each material tax consequence. See comment above regarding related disclosure on page 59.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 169 of the Amended S-4.  We have also provided a draft tax opinion.  The final tax opinion will be attached as Exhibit 8.1 once the Form S-4 is finalized.  Please also see our response to comment 45 above.

Pantheon China Acquisition Corporation Financial Statements

General

66.	Please note the financial statement updating requirements of Rule 3-12(g) of Regulation S-X and provide a current consent from each independent accountant with any amendments.

COMPANY RESPONSE:  Exhibits 23.1, 23.2 and 23.3 to the Amended S-4 include updated consents from each independent accountant.

John Reynolds February 17, 2009 Page 20

Year Ended December 31 2007 and Period From April 10 2006 (inception) — December 31, 2006

Report of Independent Registered Public Accounting Firm, F-2

67.
We note that the audit report filed with your December 31, 2007 Form 10-KSB includes a going concern modification. However, it does not appear that similar explanatory language is provided in the audit report filed with your Form S-4 even though the report dates are the same Please advise your independent accountant to revise their report to include the going concern modification or tell us why this explanatory paragraph is no longer deemed necessary.

COMPANY RESPONSE:  The audit opinion contained in the Amended S-4 includes the explanatory paragraph.

China Cord Blood Services Corporation Financial Statements

General

68.
Please note the financial statement updating requirements of Item 8.A of Form 20-F. Please provide updated interim financial statements for CCBS if your amended registration statement is filed after December 31, 2008.

COMPANY RESPONSE:  In response to the Staff’s comment, unaudited interim financial statements for the six months ended September 30, 2008 of CCBS have been included in the Amended S-4.

Part II Information Not Required in Prospectus

Item 21. Exhibits and Financial Statement Schedules

69.	Please revise the exhibit index to indicate the page number where each exhibit can be found.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made to Item 21 of the Amended S-4.

70.	Please file as an exhibit a copy CCBS’s strategic partnership agreement with CordLife, or advise.

COMPANY RESPONSE:  In response to the Staff’s comment, the Company respectfully advises that CCBS is still in discussion with CordLife in relation to establishing a long-term strategic arrangement. The two companies are still in the stage of exploring various collaboration possibilities and no definitive agreement or contract has been reached.

John Reynolds February 17, 2009 Page 21

Your prompt attention to this filing would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4159.

Sincerely, /s/ Mitchell S. Nussbaum Mitchell S. Nussbaum Loeb & Loeb LLP